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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              LOCTITE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)

                            ------------------------

                              ROBERT W. FIONDELLA
                       CHAIRMAN OF THE SPECIAL COMMITTEE
                          OF THE BOARD OF DIRECTORS OF
                              LOCTITE CORPORATION
                             10 COLUMBUS BOULEVARD
                          HARTFORD, CONNECTICUT 06106
                                 (860) 520-5000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

             STUART Z. KATZ, ESQ.                         EUGENE F. MILLER, ESQ.
   FRIED, FRANK, HARRIS, SHRIVER & JACOBSON   VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
              ONE NEW YORK PLAZA                           LOCTITE CORPORATION
           NEW YORK, NEW YORK 10004                       10 COLUMBUS BOULEVARD
                (212) 859-8000                         HARTFORD, CONNECTICUT 06106
                                                              (860) 520-5000

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

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as previously amended (the "Schedule 14D-9") of Loctite Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 18, 1996 with respect to the tender offer made by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares at a price per Share of $57.75, net to the seller in cash, without interest (the "Offer").

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF HENKEL.

     Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On December 5, 1996, the Company and the Henkel Group entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is filed as Exhibit 99.10 and is incorporated by reference. The Merger Agreement provides that the Offer will be amended (as so amended, the "Amended Offer") to (i) increase the consideration offered to $61.00 per Share, net to the seller in cash, (ii) change the expiration date to December 20, 1996 and (iii) modify the conditions to consummation of the Offer. The Merger Agreement further provides that, at the Effective Time (as defined below), a wholly owned subsidiary of HCI will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company's treasury or owned by Henkel KGaA, HCI or any other wholly owned subsidiary of Henkel KGaA or the Company which will be canceled without any payment therefor or Shares that are held by stockholders exercising appraisal rights pursuant to
Section 262 of the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $61.00 or such greater amount as may be paid pursuant to the Amended Offer. The Merger Agreement is summarized in Item 3 of this Statement.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. In this summary, Henkel KGaA is referred to as "Parent" and HCI is referred to as "Parent Sub".

     The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable laws, at the Effective Time, a newly formed, direct, wholly owned subsidiary of Parent Sub ("Merger Sub") will be merged with and into the Company. The Company will be the Surviving Corporation in the Merger.

Effective Time

     The Merger will become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time which the parties to the Merger Agreement may agree upon (the "Effective Time").

The Amended Offer

     In the Merger Agreement, Parent and Parent Sub have agreed, subject to certain conditions, to amend the Initial Offer to provide (i) for a purchase price per Share of $61.00, (ii) for the period the Amended Offer is to remain open to be shortened to provide for the expiration of the Amended Offer at 12:00 midnight on Friday, December 20, 1996 and (iii) for the consummation of the Amended Offer to be subject only to certain conditions described under "Certain Conditions of the Amended Offer" below (the "Offer Conditions"). Without the prior written consent of the Company, neither Parent nor Parent Sub will (i) change or waive the Minimum Condition (as defined in "Certain Conditions of the Amended Offer" below), (ii) reduce the number of Shares subject to the Amended Offer, (iii) reduce the price per Share to be paid pursuant to the Amended Offer, (iv) extend the Amended Offer if all of the Offer Conditions are satisfied or waived, (v) change the form of consideration payable in the Amended Offer, (vi) amend, modify, or add to the Offer Conditions or
(vii) amend any other term of the Amended Offer in a manner adverse to the holders of the Shares. Subject to the terms and conditions of the Amended Offer, Parent Sub will promptly pay for all Shares tendered and not withdrawn pursuant to the Amended Offer as soon as practicable after the expiration of the Amended Offer. The obligation of Parent Sub to accept for payment and pay for Shares tendered pursuant to the Amended Offer will be subject only to the satisfaction or waiver of the Offer Conditions. As soon as practicable after the date of the Merger Agreement, (i) Parent and Parent Sub will file with the SEC an amendment to the Henkel Tender Offer Statement which reflects the terms of the Amended Offer and (ii) the Company will file with the SEC an amendment to the Schedule 14D-9 in which it recommends acceptance of the Amended Offer. Notwithstanding the foregoing, Parent and Parent Sub may, without the consent of the Company,
(A) extend the Amended Offer, if at the scheduled expiration date of the Amended Offer any of the Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived, (B) extend the Amended Offer for any period required by any statute, rule, regulation, interpretation or position of the SEC or any other governmental authority or agency (domestic, foreign or supranational) applicable to the Amended Offer, and (C) extend the Amended Offer for any reason on one or more occasions for an aggregate of not more than 15 business days beyond the latest expiration date that would otherwise be permitted under clauses (A) and (B) of this sentence; and, if at any scheduled expiration date of the Amended Offer any of the Offer Conditions have not been satisfied or waived by Parent or Parent Sub but are capable of being satisfied in the reasonable opinion of Parent and Parent Sub, on the written request of the Company, Parent Sub will from time to time extend the Amended Offer for up to twenty business days in the aggregate from the originally scheduled expiration date thereof.

Corporate Organization and Governance

     The Certificate of Incorporation and the By-laws of Merger Sub in effect immediately prior to the Effective Time will be the Certificate of Incorporation and the By-laws of the Surviving Corporation, until duly amended in accordance with applicable law. The directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation as of the Effective Time. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation as of the Effective Time. If, immediately following the consummation of the Amended Offer, Parent Sub and Merger Sub are unable to cause the Merger to be effected pursuant to Section 253 of the DGCL, promptly upon the purchase by Parent Sub pursuant to the Offer of such number of Shares which, when added to Shares currently owned by Parent Sub, represent at least a majority of the outstanding Shares, and from time to time thereafter, Parent Sub will be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Parent Sub representation on the Company's Board of Directors equal to the product of the number of directors on the Company's Board of Directors and the percentage that the number of Shares held by Parent Sub bears to the number of Shares outstanding, and the Company will, upon request by Parent Sub, promptly increase the size of the Board of Directors of the Company or use its best efforts to secure the resignations of such number of directors as is necessary to provide Parent Sub with such level of representation and will cause Parent Sub's designees to be so elected.

Consideration to Be Received in the Merger

     At the Effective Time, (a) each share of the Common Stock, $.01 par value, of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one fully paid and non-assessable Share; (b) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company's treasury or owned by Parent, Parent Sub or any other wholly owned subsidiary of Parent or the Company which will be canceled without any payment therefor or Shares which are held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL) will, by virtue of the Merger

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

and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $61.00 or such greater amount which may be paid pursuant to the Amended Offer (the "Merger Consideration"); all such Shares, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding and will be canceled and retired and will cease to exist, and each holder of a certificate representing any such Shares will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such certificate; and (c) each option (an "Option") which has been granted under the Loctite Corporation 1993 Stock Option Plan and the Loctite Corporation 1976 Stock Option Plan, as amended through October 23, 1987 (the "Company Stock Option Plans") and is outstanding at the Effective Time, whether or not then exerciseable, will be exchanged for, and the holder of each Option will be entitled to receive upon surrender of the Option for cancellation, cash equal to the product of the following: (i) the positive difference, if any, obtained by subtracting the exercise price of each Option from the Merger Consideration times (ii) the number of Shares covered by the Option.

Payment for Shares

     As of the Effective Time, Parent will deposit with a bank or trust company selected by Parent, which must be reasonably satisfactory to the Company (the "Paying Agent"), for the benefit of the holders of Shares, for exchange in accordance with the Merger Agreement, the funds necessary to make the payments contemplated by "Consideration to Be Received in the Merger" above (the "Payment Fund") to holders of Shares issued and outstanding immediately prior to the Effective Time. Promptly after the Effective Time, the Paying Agent will mail to each holder of record, as of the Effective Time, of a certificate or certificates which immediately prior to the Effective Time represented Shares ("Certificates") (other than to holders of shares of the Company Common Stock issued and held in the Company's treasury, or held by Parent, Parent Sub or any other wholly owned subsidiary of Parent or the Company) (i) a letter of transmittal specifying the terms of exchange and (ii) instructions for surrendering the Certificates in exchange for payment. Upon surrender of a Certificate for cancellation to the Paying Agent together with a duly executed letter of transmittal, the Surviving Corporation will promptly cause to be delivered to the holder of the Certificate a check representing an amount equal to the product of the number of Shares represented by the Certificate multiplied by the Merger Consideration less any required withholding tax. If payment is to be made to a person other than the registered holder of the Certificate surrendered, it will be a condition of such payment that the Certificate so surrendered will be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment will pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation or the Paying Agent that such tax has been paid or is not applicable.

Representations and Warranties

     The Merger Agreement contains customary representations and warranties by the Company, including without limitation relating to the Company's existence, good standing, corporate authority; authorization, validity and effect of agreements; capitalization; subsidiaries; compliance with law; no conflict with organizational documents or other agreements, required filings or consents; litigation; absence of changes; accuracy of documents filed with the SEC; taxes; employee benefit plans; environmental matters; labor matters; no brokers fees; and opinion of financial advisor.

     The Merger Agreement also contains certain representations and warranties by Parent and Parent Sub relating to their respective existence, good standing, corporate authority; authorization, validity and effect of agreements; operations of Parent Sub; no conflict with organizational documents or other agreements, sufficiency of funds and brokers fees.

Covenants of the Company, Parent and Parent Sub

     Acquisition Proposals. In the Merger Agreement, the Company has covenanted and agreed that (a) neither it nor any of its subsidiaries will, and each of them will not knowingly permit any of its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, solicit or encourage, directly or indirectly, any inquiries, any proposal or offer with respect to any Acquisition Transaction (as defined below) (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning an Acquisition Proposal; and (b) it will immediately cease and cause to be terminated any existing negotiations with any parties conducted with respect to any of the foregoing; provided, that nothing contained in the Merger Agreement will prevent the Company or its Board of Directors from
(A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal that involves an Acquisition Transaction; or (B) providing information to or engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company in good faith determines, with the assistance of its financial advisors, represents a superior transaction for the stockholders of the Company when compared to the Amended Offer and the Merger, if and only to the extent that the Board of Directors of the Company reasonably determines that the failure to do so would be inconsistent with its fiduciary obligations. The Company is required to promptly notify Parent and Parent Sub if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will promptly communicate to Parent and Parent Sub the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its significant subsidiaries or divisions.

     Conduct of Businesses. The Company has also agreed that prior to the Effective Time, except as specified in the Merger Agreement, unless Parent has consented in writing thereto, the Company: (a) will, and will cause its subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as before; (b) will use its reasonable efforts, and will cause each of its subsidiaries to use its reasonable efforts, to preserve intact its business organizations and goodwill, keep available the services of its respective officers and employees and maintain satisfactory relationships with those persons having business relationships with it; (c) will confer on a regular basis with Parent to report operational matters of materiality and any proposals to engage in material transactions; (d) will not amend its Certificate of Incorporation or By-laws;
(e) will promptly make available to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Merger Agreement; (f) will not and will not permit its subsidiaries (i) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock, other than employee stock options, stock benefits and stock purchases under any stock option, stock benefit or stock purchase plan existing on the date of the Merger Agreement, provided that the aggregate amount of employee stock options granted pursuant to such employee stock option plans will not exceed the number granted during such period in the prior year, (iii) increase any compensation or enter into or amend any employment agreement with any of its employees, officers or directors, except for normal increases consistent with past practice and the payment of cash bonuses to officers pursuant to and consistent with existing plans or programs, or (iv) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (g) will not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, or make any commitment for any such action; (h) will not, and will not permit any of its subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries) which are material, individually or in the aggregate, except in the ordinary course of business; (i) will not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization division thereof or otherwise acquire or agree to acquire any assets or securities in each case which are material, individually or in the aggregate; (j) will not, and will not permit any of its subsidiaries to, incur or become contingently liable with respect to any material indebtedness for borrowed money or guarantee any such indebtedness; and (k) except as may be required as a result of a change in law or in generally accepted accounting principals, change any of the accounting principles or practices used by it.

     Stockholders Meeting.  Unless the Merger is consummated in accordance with
Section 253 of the DGCL, and subject to applicable law, the Company will (i) prepare and file with the SEC, subject to the prior approval of Parent (which approval will not be unreasonably withheld), as soon as practicable after the consummation of the Amended Offer, a preliminary proxy or information statement (the "Preliminary Proxy Statement") relating to the Merger as required by the Exchange Act and the rules and regulations thereunder with respect to the transactions contemplated hereby, (ii) obtain and furnish the information required to be included in the Preliminary Proxy Statement, (iii) after consultation with Parent, Parent Sub and Merger Sub, respond promptly to any comments made by the SEC with respect to the Preliminary Proxy Statement, (iv) cause the definitive proxy or information statement (together with all supplements or amendments thereto, the "Proxy Statement") to be mailed to the Company s stockholders at the earliest practicable date and (v) in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the consummation of the Amended Offer for the purpose of adopting the agreement of merger (within the meaning of Section 251 of the DGCL) set forth in the Merger Agreement; and include in the Proxy Statement the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the adoption of the plan of merger set forth in the Merger Agreement. Notwithstanding the foregoing, the Board of Directors of the Company may at any time prior to the Effective Time withdraw, modify, or change any recommendation and declaration regarding the Merger Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if in the opinion of the Board of Directors after consultation with, and taking into account the advice of, outside legal counsel, the failure to so withdraw, modify, or change its recommendation and declaration would be inconsistent with its fiduciary obligations. At any such meeting, the Merger Agreement requires Parent, Parent Sub and their affiliates to vote all Shares owned by them in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

     The Merger Agreement also provides that if Parent Sub acquires at least 90 percent of the outstanding Shares, each of Parent, Parent Sub, Merger Sub and the Company will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable in January 1997 after the consummation of the Amended Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

     Filings; Other Action. The Company and Parent have agreed to (a) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and (b) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement including, without limitation, the sale of assets or modification of contracts by either party so long as such sales of assets or modification of contracts would not have a Company Material Adverse Effect or Parent Material Adverse Effect (each as defined below), as the case may be.

     Under the Merger Agreement, "Company Material Adverse Effect" means any material adverse effect on the business, results of operations, financial condition, assets or liabilities of the Company and its subsidiaries taken as a whole or that materially impairs or delays, or is reasonably likely to impair or delay, the ability of the parties to consummate the Amended Offer or the Merger other than any adverse effect relating to general economic, market wide or general industry conditions, and "Parent Material Adverse Effect" means

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

a material adverse effect on the ability of Parent, Parent Sub or Merger Sub to consummate the Amended Offer or the Merger.

     Publicity. The parties have also agreed to consult with each other to mutually agree upon any press releases or public announcements pertaining to the Merger Agreement, the Amended Offer or the Merger and not to issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement will use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

     Expenses. The Merger Agreement provides that whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses.

     Indemnification and Insurance. Parent has agreed that all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") of the Company or any of its subsidiaries or divisions as provided in the Company's Certificate of Incorporation or By-laws or pursuant to other agreements, or the articles of incorporation, by-laws or similar documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement with respect to matters prior to the Effective Time and including, without limitation, liability arising under the Securities Act, the Exchange Act and state corporation laws in connection with the Merger will survive the Merger and will continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters, and that payment thereof will be guaranteed by Parent.

     The Merger Agreement provides that Parent will cause the Surviving Corporation to keep in effect provisions in its Certificate of Incorporation and By-laws providing for exculpation of director and officer liability and indemnification of the Indemnified Parties to the same extent as are currently contained in the Certificate of Incorporation and By-laws of the Company, which provisions will not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification.

     Under the Merger Agreement, for a period of three years after the Effective Time, Parent will cause the Surviving Corporation to maintain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by the Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided, however, that the Surviving Corporation will not be required in order to maintain or procure such coverage to pay an annual premium in excess of two times the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     Corporate Headquarters. The corporate headquarters of the Company will be the corporate headquarters of the Surviving Corporation for a period of at least two years following the Effective Time.

     Certain Benefits. From and after the Effective Time, subject to applicable law, and except as contemplated by the Merger Agreement with respect to the Company Stock Option Plans, Parent and its subsidiaries will honor in accordance with their terms, the Executive Retention Agreements (as described in the Company Reports) between the Company or its subsidiaries and certain employees thereof, and all the Company Benefit Plans; provided, however, that nothing will preclude any change effected on a prospective basis in any Company Benefit Plan that is permitted pursuant to the following sentence. For a period of not less than one year following the Effective Time, subject to applicable law, Parent and its subsidiaries will provide benefits or cash compensation in lieu thereof (with the exception of stock based plans) to the employees of the Company and its subsidiaries which will, in the aggregate, be no less favorable than those provided by the Company and its subsidiaries to their employees immediately prior to the Effective Time.

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

With respect to the benefit plans of Parent and the Surviving Corporation ("Parent Benefit Plans"), Parent and the Surviving Corporation will grant all the Company employees from and after the Effective Time credit for all service with the Company and its affiliates and predecessors prior to the Effective Time for all purposes for which such service was recognized by the Company. To the extent Parent Benefit Plans provide medical or dental welfare benefits after the Effective Time, such plans will waive any pre-existing conditions and will provide that any expenses incurred on or before the Effective Time will be taken into account under Parent Benefit Plans for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     Parent has agreed to employ or cause to be employed at the Effective Time all employees of the Company and its subsidiaries who are employed at the Effective Time on terms consistent with the Company's current employment practices and at comparable levels of compensation and positions; provided, that nothing in this sentence will limit or restrict Parent from causing or permitting the employment to be terminated, or such terms and conditions to be changed, following the Effective Time. For a period of three years following the Effective Time, any reductions in workforce in respect of employees of Parent and the Surviving Corporation will be made on a fair and equitable basis, without regard to whether employment was with Parent or the Company or their respective subsidiaries, and any employee whose employment is terminated or job is eliminated by Parent or any of its subsidiaries during such period will be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Parent or any of its subsidiaries.

     Rights Agreement. The Company will maintain in effect all actions previously taken, and take any additional actions (including, if necessary, amending or terminating the Rights Agreement) necessary, to (i) render the Rights Agreement inapplicable with respect to the Amended Offer, the Merger, this Agreement and the other transactions contemplated hereby and (ii) ensure that (x) none of Parent, Parent Sub or Merger Sub or any of their Affiliates or Associates (each as defined in the Rights Agreement) is or will be considered to be an Acquiring Person (as defined in the Rights Agreement) and (y) none of a Distribution Date, Triggering Event or Shares Acquisition Date (each as defined in the Rights Agreement) occurs or will occur by reason of the announcement or consummation of the Amended Offer, the Merger or the execution or delivery of the Merger Agreement or the consummation of any of the other transactions contemplated hereby.

Conditions to Merger

     The respective obligation of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if such approval of the Merger Agreement is required by applicable law, the Merger and the transactions contemplated thereby will have been approved by the holders of the issued and outstanding Shares in the manner required by the Company's Certificate of Incorporation and By-laws and by applicable law; provided that Parent and Parent Sub will vote all of their Shares in favor of the Merger, (b) the waiting period applicable to the consummation of the Merger under the HSR Act or any other law (domestic or foreign) applicable to the Merger will have expired or been terminated and all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body which are set forth on an exhibit to the Merger Agreement, will have been obtained or made,
(c) neither of the parties to the Merger Agreement will be subject to any statute, rule, regulation, executive order, judgment, decree or injunction enacted, entered, issued, promulgated or enforced by any court of competent jurisdiction or governmental authority which prohibits or restricts the consummation of the transactions contemplated by the Merger Agreement or makes such consummation illegal; provided, however, that prior to invoking this condition each party agrees to use its reasonable efforts to have any such decree, order or injunction lifted or vacated, and (d) Parent Sub will have purchased Shares pursuant to the Amended Offer.

Termination

     The Merger Agreement may be terminated and the Amended Offer and the Merger may be abandoned:

          (i) by the mutual consent of Parent and the Company;

          (ii) at any time prior to the Effective Time, before or after the approval of the Merger Agreement by the holders of Shares, by action of the Board of Directors of Parent or of the Company if (a) the Merger will not have been consummated by June 30, 1997, or (b) any court of competent jurisdiction or any other governmental, regulatory or administrative agency, body or commission will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and non-appealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (b) will have used all reasonable efforts to remove such injunction, order or decree; provided, further, the right to terminate the Merger Agreement pursuant to clause (a), will not be available to any party whose failure to perform or observe in any material respect any of its obligations under the Merger Agreement in any manner will have been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

          (iii) at any time prior to the Effective Time, before or after the approval of the Merger Agreement by the holders of Shares, by action of the Board of Directors of the Company if (a) the Board of Directors determines that proceeding with the transactions contemplated by the Merger Agreement would be inconsistent with its fiduciary obligations by reason of an Acquisition Proposal for the Company, or (b) Parent or Parent Sub will have terminated or withdrawn the Amended Offer or amended the Amended Offer in any manner not expressly permitted by the Merger Agreement, or (c) there has been a breach by Parent or Parent Sub of any representation or warranty contained in the Merger Agreement which breach (x) is not curable, or, if curable, is not cured within 30 days after written notice of said breach is given by the Company to Parent and (y) would have a Parent Material Adverse Effect, or (d) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of Parent or Parent Sub, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Parent; provided, however, that the right to terminate the Merger Agreement pursuant to clause (c) or (d) will not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement; and

          (iv) until any Shares have been purchased pursuant to the Amended Offer, if (a) there has been a breach by the Company of any representation or warranty contained in the Merger Agreement which breach (x) is not curable, or, if curable, is not cured within 30 days after written notice of said breach is given by Parent to the Company and (y) would have a Company Material Adverse Effect, or (b) there has been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company, or (c) the Board of Directors of the Company or the Special Committee will have withdrawn or modified in a manner adverse to Parent or Parent Sub its authorization, approval or recommendation of the transactions contemplated by the Merger Agreement or recommended another Acquisition Proposal for the Company; provided, however, that the right to terminate the Merger Agreement pursuant to clause (a) or (b) will not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement.

     In the event that the Merger Agreement is terminated (A) pursuant to clause
(iii)(a), (iv)(c) or (iv)(d) of the preceding paragraph or (B) pursuant to any provision of clause (i) or (ii)(a) or any other provision of clause (iii)(b) or
(iv) of the preceding paragraph (regardless of whether such termination is by Parent or the Company) and (in the case of (B) only) either (y) prior to such termination an Acquisition Proposal has been received by the Company or (z) prior to such termination the Offer has expired without the purchase of any Shares by Parent Sub pursuant thereto and within twelve months from the date of such expiration an Acquisition Event (as such term is defined below) other than with Parent or Parent Sub or any of their affiliates has occurred, then the Company will pay to Parent a fee of $40,000,000.00 (the "Termination Fee").

     "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than Parent or Parent Sub or any of their affiliates) acquiring more than 50% of the outstanding Shares or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     In the event of termination of the Merger Agreement and the abandonment of the Merger pursuant to the provisions of the Merger Agreement, all obligations of the parties will terminate, except for certain specified obligations, including the obligation to pay the Termination Fee. If Parent accepts a Termination Fee it will not (i) assert or pursue in any manner, directly or indirectly, any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under the Merger Agreement against any entity or person submitting an Acquisition Proposal with respect to the Company or (ii) assert or pursue in any manner, directly or indirectly, any claim or cause of action against the Company or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation, or approval of an Acquisition Proposal or the exercise by the Company of its right of termination under clause (iii)(a) of the third preceding paragraph.

     The Merger Agreement provides that at any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained therein. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Amendments

     The Merger Agreement may be amended by the parties thereto, by action taken by their Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the holders of Shares, but after any such approval, no amendment will be made which by law requires the further approval of holders of Shares without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

Certain Conditions of the Amended Offer

     Notwithstanding any other term or provision of the Amended Offer, Parent Sub will not be required to accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent Sub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Amended Offer), pay for and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares and may terminate the Amended Offer as to any Shares not then paid for, if (1) there are not validly tendered (and not withdrawn) prior to the expiration date of the Amended Offer that number of Shares that would, when aggregated with the Shares already owned by Parent Sub, represent a majority of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition"), or (2) at any time on or after the date of the Offer to Purchase, and prior to the time of acceptance for payment of or payment for any such Shares, any of the following events or conditions exist:

          (a) there shall be instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) or which is reasonably likely to make illegal, delay or otherwise directly or indirectly restrain or prohibit, or which is reasonably likely to, impose price or other requirements, in addition to those required by the Federal securities laws (as in effect on the date of the Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Parent Sub, Parent or any other affiliate of Parent, or the consummation by Parent Sub or any other affiliate of Parent of the Merger or other similar business combination with the Company or (B) which is reasonably likely to result in material damages, (ii) which is reasonably likely to impose limitations on the ability of Parent Sub, Parent or any other affiliate of Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent Sub, Parent or any other affiliate of Parent on all matters properly presented to the Company's stockholders, (iii) which is reasonably likely to require divestiture by Parent Sub, Parent or any other affiliate of Parent of any Shares, (iv) which is reasonably likely to result in any material diminution in the benefits expected to be derived by Parent Sub, Parent or any other affiliate of Parent as a result of the transactions contemplated by the Amended Offer, the Merger or other similar business combination, or
     (v) materially adversely affecting the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (b) there shall be any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Parent Sub, Parent or any other affiliate of Parent or the Company or any of its subsidiaries or (ii) the Amended Offer, the Merger, or other similar business combination by Parent Sub or any affiliate of Parent with the Company, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, to the Amended Offer that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole that is reasonably likely to be materially adverse to the Company and its subsidiaries taken as a whole;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on December 5, 1996, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect upon the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole, (iv) any material change in currency exchange rates that is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that is reasonably likely to have a material adverse affect on, the extension of credit by banks or other lending institutions, which is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole, (vii) a commencement of a war involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) it shall have been publicly disclosed or Parent Sub shall have learned that (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 50% of any class or series of capital stock of the Company (including the Shares) or shall have been granted any option or right to acquire more than 50% of any class or series of capital stock of the Company (including the Shares) or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle with respect to a tender offer or exchange offer or a merger, share exchange, consolidation or other business combination or a sale of assets (other than in the ordinary course of business) with the Company or any of its subsidiaries;

          (f) Parent Sub, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended;

          (g) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement or any representations and warranties of the Company contained therein shall have been inaccurate when made or at any time thereafter in any respect that is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries taken as a whole; or

          (h) the Board of Directors of the Company shall have modified or amended in any manner adverse to Parent Sub or shall have withdrawn its recommendation of the Offer or the Merger;

which, regardless of the circumstances (including any action or inaction by Parent Sub or any affiliate of Parent Sub) giving rise to any such condition, makes it inadvisable, in the reasonable good faith judgment of Parent Sub, to proceed with the Offer and/or with such acceptance for payment or payment.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent Sub and may be asserted by Parent Sub regardless of the circumstances giving rise to any such condition or may be waived by Parent Sub in whole or in part at any time and from time to time in its sole discretion. The failure by Parent Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On November 18, 1996, the Special Committee filed the Schedule 14D-9, in which it unanimously recommended that the Company's stockholders reject the Offer and not tender their Shares pursuant to the Offer.

     After the Special Committee determined that the Offer was inadequate, Dillon Read contacted potential bidders and continued its contacts with third parties with whom it had previously had communications regarding a business combination with the Company. In all, Dillon Read had communications regarding a business combination with the Company with approximately 40 parties in the United States, Europe and Japan. Dillon Read distributed publicly available information relating to the Company to approximately 20 parties. Approximately seven parties executed confidentiality agreements and received additional non-public information relating to the Company. At each of the Special Committee meetings held during November, Dillon Read reviewed with the Special Committee third-party interest with respect to a business combination with the Company.

     On November 20, 1996, representatives of one potential bidder (other than the Henkel Group) (the "Second Bidder") had a telephone conversation with the financial and legal advisors of the Company and Robert W. Fiondella, Chairman of the Special Committee, to discuss circumstances under which the Second Bidder might be prepared to submit an acquisition proposal for the Company. The Second Bidder had previously executed a confidentiality agreement with respect to the Company on November 13, 1996 and thereafter began a due diligence investigation of the Company.

     On November 22, 1996, the Special Committee met to discuss the status of the Offer and interest of potential bidders. The Special Committee also discussed the implementation of bidding procedures to ensure that the sale process for the Company was conducted in a fair and orderly manner. In addition, on November 22, the Special Committee created a negotiating subcommittee consisting of Robert W. Fiondella, Robert E. Ix and Indra K. Nooyi (the "Subcommittee").

     On November 22, 1996, David Freeman telephoned a representative of the Henkel Group and invited the Henkel Group to conduct a due diligence investigation of the Company.

     On November 22, in light of the fact that the Second Bidder was considering a stock-for-stock merger transaction, the Company executed a Confidentiality Agreement with respect to the Second Bidder and on

November 25, 1996, the Company and its advisors began their due diligence investigation of the Second Bidder.

     On November 25, 1996, the Subcommittee met to discuss bidding procedures, the status of the Offer and the interest of potential bidders.

     On November 26, 1996, representatives of the Henkel Group began their due diligence review of the Company.

     On November 27, 1996, the Special Committee met to discuss bidding procedures, the status of the Offer and the interest of potential bidders. The Special Committee authorized the payment of certain expenses of the Second Bidder, in an amount not to exceed $750,000, if the Second Bidder made a bona fide written acquisition proposal for the Company with a value per Share in excess of $57.75.

     On November 27, 1996, Dillon Read, on behalf of the Special Committee, distributed a letter to potential bidders setting forth certain procedures established by the Special Committee to ensure that the sale process for the Company was conducted in a fair and orderly manner that would best serve the interests of the Company's stockholders. Under these procedures, "best and final" proposals from potential bidders were due no later than 4:30 p.m. (New York City time) on Wednesday, December 4, 1996. Furthermore, the procedures reflected that the Special Committee would enter into inducements with the bidder selected by the Committee.

     During the period from November 27, 1996 through December 4, 1996, the Company and the Second Bidder continued their respective due diligence reviews. On December 2, 1996, Mr. Fiondella and a representative of Dillon Read met with the Chief Executive Officer of the Second Bidder to discuss certain terms of a possible transaction. In addition, advisors to the Special Committee entered into discussions with the Second Bidder's advisors regarding the terms of a merger agreement in connection with the possible transaction.

     On the morning of December 4, 1996, the Subcommittee met to discuss the status of the bidding process. On the evening of December 4, 1996, following the deadline for submission of proposals, the Special Committee and its advisors met to review the acquisition proposals received for the Company. The Henkel Group submitted a proposal that reflected the Amended Offer and the Merger. The Second Bidder submitted a proposal for a merger in which stockholders of the Company would receive publicly traded common stock of the Second Bidder with a nominal value of $64.16 per Share, based on the closing price for the Second Bidder's common stock on December 4, 1996. This proposal was subject, among other things, to the condition that the transaction qualify for pooling of interests accounting treatment. At the meeting, Dillon Read, Fried Frank and Price Waterhouse LLP gave presentations relating to their due diligence review of the Second Bidder. Dillon Read delivered its oral opinion to the effect that, as of such date, the consideration being offered to the stockholders of the Company (other than the Henkel Group and its affiliates) pursuant to the Amended Offer and the Merger was fair to such stockholders from a financial point of view. The Special Committee determined that the Amended Offer and the Merger represented the best proposal submitted to acquire the Company, based on certainty of value and the likelihood of consummation, and was in the best interests of the Company and its stockholders. The Special Committee unanimously recommended approval of the Merger Agreement and the Merger to the Company's Board.

     On December 5, 1996, Dillon Read delivered its written opinion and the Board approved the Merger (with the Henkel Designees abstaining). The Merger Agreement was executed by the Henkel Group and the Company immediately thereafter.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (WITH THE HENKEL DESIGNEES ABSTAINING) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     A copy of a letter to stockholders communicating the Board's recommendation and a form of jointly issued press release announcing the execution of the Merger Agreement are filed as Exhibits 99.11 and 99.12, respectively, and are incorporated by reference.

     Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     In reaching its determination to recommend the Amended Offer and the Merger to the Board of Directors, the Special Committee, which consists of all of the members of the Board who voted on the Amended Offer and the Merger, considered a number of factors including:

        - The Special Committee's belief that the Amended Offer and the Merger constitute the best proposal submitted to acquire the Company, based on certainty of value and the likelihood of consummation.

        - The enhanced certainty of the likelihood of consummation of the Amended Offer and the Merger as compared to the uncertainty of the likelihood of consummation of the Second Bidder's proposal, in light of the significant ownership position of the Henkel Group and the condition that the Second Bidder's proposal qualify for pooling of interests accounting treatment. In order for a transaction with the Second Bidder to qualify for pooling of interests treatment either (i) the Henkel Group would have to agree not to dispose of Shares for a specified period of time before the transaction and not to dispose of common stock of the Second Bidder for a specified period of time after the transaction, or (ii) a determination would have to be made that the Henkel Group is not an affiliate of the Company.

        - The fact that the consideration in the Amended Offer and the Merger is all cash and that the Amended Offer and the Merger are not subject to financing contingencies. The value of the Second Bidder's proposal, which offered consideration consisting of publicly traded securities with a current nominal value greater than the per Share consideration in the Amended Offer and the Merger, was subject to uncertainties inherent in the ownership of equity securities and did not contain protection for the Company's stockholders against a possible price decline.

        - The opinion of Dillon Read that, as of December 4, 1996, the consideration being offered to the Company's stockholders (other than the Henkel Group and its affiliates) pursuant to the Amended Offer and the Merger was fair from a financial point of view.

        - The extensive process of exploring third-party interest in the Company by the Special Committee and its advisors and the bidding procedures adopted by the Special Committee, which were designed to produce the "best and final" proposal from each prospective bidder.

        - The fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to engage in negotiations with or to furnish information to third parties in response to unsolicited takeover proposals and to terminate the Merger Agreement in connection with an alternative acquisition proposal upon payment of a $40 million Termination Fee.

     The Special Committee did not assign relative weights to the above factors. The Special Committee based its determination on the totality of the information presented to and considered by it. In addition, individual members of the Special Committee may have had different views on the above factors and different reasons for the Special Committee's recommendation set forth in Item 4(a) above.

     On October 29, 1996, the Special Committee retained Dillon Read to act as its financial advisor in connection with the Henkel Group's proposal to acquire the Company and certain other possible transactions. On December 4, 1996, Dillon Read rendered its oral opinion, which was confirmed by its written opinion dated as of December 5, 1996, to the Board of Directors to the effect that, based upon and subject to certain matters stated therein, as of the date of such opinion, the consideration being offered in the Amended Offer and the Merger to the holders of Shares (other than the Henkel Group and its affiliates) was fair to such holders from a financial point of view.

     THE FULL TEXT OF DILLON READ'S OPINION DATED DECEMBER 5, 1996, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO. DILLON READ'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS AND TO THE FAIRNESS OF THE CONSIDERATION BEING OFFERED TO THE HOLDERS OF SHARES (OTHER THAN THE HENKEL GROUP AND ITS AFFILIATES) IN THE AMENDED OFFER AND THE MERGER FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES IN THE AMENDED OFFER. HOLDERS OF SHARES ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE

ASSUMPTIONS MADE AND MATTERS CONSIDERED BY DILLON READ. THE SUMMARY OF THE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Dillon Read, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed certain internal financial information and other data provided to Dillon Read by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company, (iii) held discussions with members of the senior management of the Company, (iv) reviewed the historical price and trading data for the Shares, (v) reviewed publicly available financial and securities market data with respect to certain other companies which Dillon Read deemed comparable in certain respects to the Company, (vi) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions Dillon Read considered relevant, (vii) reviewed the form of Merger Agreement, (viii) contacted third parties to solicit indications of interest in a possible acquisition of the Company and held discussions with certain of these parties prior to the date of the opinion, and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as Dillon Read deemed necessary or appropriate.

     In connection with its review, Dillon Read did not assume any responsibility for independent verification of any of the foregoing information and, with the Company's consent, relied on such information as being complete and accurate in all material respects. In addition, Dillon Read did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Dillon Read furnished with any such evaluation or appraisal. With respect to the financial projections referred to above, Dillon Read assumed, with the Company's consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company's management as to the future financial performance of the Company. No other limits were placed on Dillon Read with respect to the investigations made or procedures followed by Dillon Read in rendering its opinion. Dillon Read's opinion is necessarily based on financial, economic, market and other conditions existing on the date thereof.

     The summary of Dillon Read's analyses set forth below does not purport to be a complete description of the analyses underlying Dillon Read's opinion or presentation to the Special Committee. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, Dillon Read did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in rendering such opinions and on then existing economic, monetary and market conditions as to the significance and relevance of each analysis and factor. Accordingly, Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Dillon Read made numerous assumptions with respect to the Company, industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in Dillon Read's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those set forth therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities actually might be sold.

     The following paragraphs summarize the material analyses performed by Dillon Read in arriving at the opinion dated December 5, 1996 and presented to the Special Committee on December 4, 1996.

     Analysis of Recent Acquisition Transactions. Using publicly available information, Dillon Read reviewed the purchase prices and multiples paid in selected mergers and acquisitions involving chemical companies which Dillon Read deemed relevant in evaluating the Amended Offer. Dillon Read reviewed the acquisition of Uniroyal Chemical Corporation by Crompton and Knowles Corporation; the acquisition of Sterling Chemicals, Inc. by an Investor Group; the acquisition of the Dearborn business unit of W.R. Grace & Company by Betz Laboratories, Inc., the acquisition of INDSPEC Chemical Corporation by Occidental Petroleum Corporation; the acquisition of OSi Specialties Holding Company by Witco Corporation; the acquisition of The Kelco Division of Merck & Co., Inc. by The Monsanto Company; the acquisition of Kay Chemical Company by Ecolab, Inc.; the acquisition of Rust-Oleum Corporation by RPM, Inc.; the acquisition of EniChem Synthesis S.p.A. by Great Lakes Chemical Corporation; the acquisition of Nobel Industrier AB by Akzo NV; the acquisition of Quantum Chemical Corporation by Hanson plc; and the acquisition of Merck & Co., Inc.'s Calgon Specialty Chemicals Business by English China Clays plc.

     Multiples of the unlevered value of the transactions (consideration offered for the equity plus the book value of debt, preferred stock and minority interest less cash and cash equivalents) to the sales of the acquired businesses for the latest twelve month period prior to closing for which public information was available averaged 1.6x and ranged from 1.0x to 3.5x. The multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA") for the latest twelve month period prior to closing for which public information was available averaged 8.8x and ranged from 5.5x to 12.9x. The multiples of earnings before interest and taxes ("EBIT") for the latest twelve month period prior to closing for which public information was available averaged 13.1x and ranged from 9.6x to 20.3x. Multiples of levered value of the transactions (consideration offered for the equity) to the net income of the acquired businesses for the latest twelve month period prior to closing for which public information was available averaged 22.6x and ranged from 13.1x to 37.7x. The multiples of book equity for the latest period prior to closing for which public information was available averaged 3.2x and ranged from 2.0x to 5.5x. Dillon Read noted that the implied unlevered value for the Company based upon the Amended Offer represented 2.7x sales, 13.3x EBITDA, and 16.8x EBIT, and the implied levered value represented 22.2x net income, and 5.7x book equity.

     In addition, Dillon Read reviewed the premiums paid over the pre-announcement stock price by the acquiror where the target was a publicly traded chemical company. The following transactions were reviewed: Quantum Chemical Corporation's purchase by Hanson plc; ChemDesign Corporation's purchase by Bayer AG; Grow Group, Inc.'s purchase by Imperial Chemical Industries plc; Pratt & Lambert United, Inc.'s purchase by Sherwin-Williams Company; Sterling Chemical, Inc.'s purchase by an Investor Group; and Uniroyal Chemical Corporation's purchase by Crompton & Knowles Corporation. Dillon Read calculated the average premium over the target's 52-week high stock price prior to the announcement to be 15.6% and ranged from (7.7%) to 44.3%. The average premium over the stock price one month prior to the announcement was 45.6% and ranged from 28.3% to 55.8%. For the one day prior to the announcement, the average premium was 30.9% and ranged from (7.7%) to 68.7%. Dillon Read noted that, based on the Amended Offer, the implied premium to the Company's 52-week high stock price (prior to announcement of the Henkel Group's initial acquisition proposal for the Company on October 28, 1996) was 13.5%, the implied premium to the stock price one month prior to the announcement of the initial acquisition proposal was 33.7%, and the implied premium to the stock price one day prior to the announcement of the initial acquisition proposal was 31.9%.

     Again using stock market data, Dillon Read reviewed the premiums paid over the pre-announcement stock price where the publicly traded target company received an unsolicited bid. The following unsolicited transactions were reviewed: the acquisition of American Cynamid Company by American Home Products Corporation; the acquisition of Reliance Electric Company by Rockwell International Corporation; the acquisition of Magma Power Company, Inc. by CA Energy; the acquisition of US Shoe Corporation by Luxottica Group S.p.A.; the acquisition of Clark Equipment Company by Ingersoll-Rand Company; the acquisition of Moorco International, Inc. by FMC Corporation; the acquisition of Lotus Development Corporation by International Business Machines Corporation; the acquisition of First Interstate Bancorp by Wells Fargo & Company; the acquisition of Cordis Corporation by Johnson & Johnson; and the acquisition of CBI Industries, Inc. by Praxair, Inc. Dillon Read calculated the average premium over the target's 52-week high prior to the announcement to be 28.4% and ranged from (1.3%) to 73.6%. The premium over the stock price one month prior to the announcement averaged 55.1% and ranged from 24.0% to 101.6%. For the one day prior to the announcement, the average premium was 57.1% and ranged from 26.5% to 105.5%. Dillon Read noted that, based on the Amended Offer, the implied premium to the Company's 52-week high stock price prior to the announcement of the Henkel Group's initial acquisition proposal was 13.5%, the implied premium to the stock price one month prior to the announcement of the initial acquisition proposal was 33.7%, and the implied premium to the stock price one day prior to the announcement of the initial acquisition proposal was 31.9%.

     Dillon Read also reviewed the premiums paid by companies already owning between 15% and 45% of the target company. The following transactions were reviewed: the acquisition of Revlon Group, Inc. by MacAndrews & Forbes Holdings, Inc.; the acquisition of United Cable Television Corporation by United Artists Communications, Inc.; the acquisition of Lyphomed Inc. by Fujisawa Pharmaceutical Company Ltd.; the acquisition of QVC, Inc. by an Investor Group; the acquisition of National Gypsum Company by Delcor, Inc.; the acquisition of Dr Pepper/Seven-Up Companies, Inc. by Cadbury Schweppes plc; the acquisition of Chicago and North Western Holdings Corporation by Union Pacific Corporation; the acquisition of Turner Broadcasting System, Inc. by Time Warner, Inc.; the acquisition of New World Communications Group, Inc. by News Corporation Ltd.; and the acquisition of Vons Companies, Inc. by Safeway, Inc. Dillon Read calculated the average premium over the target's 52-week high prior to the announcement to be 25.2% and ranged from (35.7%) to 76.7%. The average premium over the stock price one month prior to the announcement was 48.1% and ranged from (2.1%) to 66.6%. For the one day prior to the announcement, the average premium was 39.5% and ranged from (2.8%) to 76.7%. Dillon Read noted that, based on the Amended Offer, the implied premium to the Company's 52-week high stock price prior to the announcement of Henkel's initial acquisition proposal was 13.5%, the implied premium to the stock price one month prior to the announcement of the initial acquisition proposal was 33.7%, and the implied premium to the stock price one day prior to the announcement of the initial acquisition proposal was 31.9%.

     Analysis of Selected Publicly Traded Comparable Companies in the Adhesives and Specialty Chemical Industries. Using publicly available information, Dillon Read reviewed the stock prices and market multiples of the common stock of the following companies in the adhesives industry: Avery Dennison Corporation; H.B. Fuller Company; and Morton International, Inc. Dillon Read believes these companies are engaged in lines of business that are generally similar to those of the Company. Dillon Read determined the equity value (defined as shares outstanding multiplied by the current share price) and derived an unlevered value (defined as equity value plus the book value of debt, preferred stock and minority interest less cash and cash equivalents) for each of these comparable companies. Dillon Read calculated a range of such unlevered values as a multiple of the latest twelve months' sales, EBITDA, EBIT, and equity value as a multiple of 1997 net income as estimated by Institutional Brokers Estimate System ("I/B/E/S"). Unlevered value as a multiple of the latest twelve months sales averaged 1.2x and ranged from 0.7x to 1.6x for these comparable companies. Unlevered value as a multiple of the latest twelve months EBITDA averaged 8.7x and ranged from 7.6x to 10.2x. Unlevered value as a multiple of the latest twelve months EBIT averaged 12.6x and ranged from 11.0x to 14.2x. Equity value as a multiple of estimated 1997 net income averaged 16.7x and ranged from 14.5x to 18.8x. Dillon Read noted that, based on the Amended Offer, the implied unlevered value for the Company represented 2.7x sales, 13.3x EBITDA, and 16.8x EBIT. Based on the Amended Offer, the implied equity value for the Company represented 18.8x estimated 1997 net income.

     Again using publicly available information, Dillon Read reviewed the stock prices and market multiples of the common stock of the following companies in the specialty chemicals industry: M.A. Hanna Company; International Flavors & Fragrances, Inc.; Lawter International, Inc.; Mallinckrodt, Inc.; Nalco Chemical Company; PPG Industries, Inc.; Rohm & Haas Company; and Witco Corporation. Dillon Read determined the equity value and derived an unlevered value for each of these comparable companies. Dillon Read calculated a range of such unlevered values as a multiple of the latest twelve months sales, EBITDA and EBIT. Unlevered value as a multiple of the latest twelve months sales averaged 2.0x and ranged from 0.6x to 3.4x for these comparable companies. Unlevered value as a multiple of the latest twelve months EBITDA averaged 9.8x and ranged from 7.2x to 16.8x. Unlevered value as a multiple of the latest twelve months EBIT averaged 13.2x and ranged from 9.6x to 19.6x. Dillon Read noted that, based on the Amended Offer, the implied unlevered value for the Company represented 2.7x sales, 13.3x EBITDA and 16.8x EBIT. Dillon Read also determined the equity value of the comparable companies as a multiple of 1997 net income as estimated by I/B/E/S. For estimated 1997 estimated net income, the multiples averaged 16.2x and ranged from 13.3x to 19.8x. Dillon Read noted that, based on the Amended Offer, the implied equity value for the Company represented 18.8x 1997 estimated net income.

     No company, transaction or business used in the analyses described under "Analysis of Recent Acquisition Transactions" and "Analysis of Selected Publicly Traded Comparable Companies in the Adhesives and Specialty Chemical Industries" is identical to the Company, or the Amended Offer. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable acquisition or company data.

     Discounted Cash Flow Analysis. Dillon Read performed a discounted cash flow analysis of the Company on a stand alone basis using a set of underlying operating projections which were based upon the financial projections provided by management of the Company ("Loctite Projections"). Utilizing the Loctite Projections, Dillon Read calculated the theoretical unlevered discounted present value for the Company by adding together the present value of (i) the projected stream of unlevered free cash flow through the year 2006 for the Company and
(ii) the projected value of the Company at the end of the year 2006 (the "Loctite Terminal Value"). The Loctite Terminal Value was calculated based on perpetuity growth rates ranging from 3.0% to 5.0%. The unlevered after-tax discount rates utilized in the discounted cash flow analyses ranged from 11.0% to 12.5%. The theoretical value of the Company based on the Loctite Projections produced a range of value per share of Loctite Common Stock of $49.14 to $75.05.

     Dividend Discount Analysis. Dillon Read performed a dividend discount analysis of the Company on a stand alone basis using a set of underlying operating projections which were based upon the Loctite Projections. Utilizing the Loctite Projections, Dillon Read calculated the theoretical discounted present value for the Company by adding together the present value of (i) the projected stream of dividends and (ii) the terminal value. The terminal value was calculated based upon a price to earnings ratio ranging from 13.0x to 17.0x. The equity discount rates utilized in the dividend discount analyses ranged from 13.5% to 15.0%. The theoretical value of the Company based on the Loctite Projections produced a range of value per share of Loctite Common Stock of $47.37 to $66.33.

     Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Dillon Read on the basis of its experience and independence. In the past, Dillon Read has provided investment banking services to the Company and has received customary compensation for the rendering of such services. In the ordinary course of its business, Dillon Read may trade the securities of the Company and the Henkel Group for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6(b) is amended and supplemented as follows:

     To the best of the Company's knowledge, all of its executive officers, directors (other than as described below), affiliates and subsidiaries currently intend to tender, pursuant to the Amended Offer, all Shares beneficially owned by them. Roman Dohr, a Henkel Designee, has advised the Company that he does not intend to tender his Shares in light of the potential application of the profit recapture provision of Section 16(b) of the Exchange Act. The foregoing does not include any Shares on which, or with respect to which, any executive officer, director, affiliate or subsidiary of the Company acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS.

     Item 7(a) is amended and supplemented as follows:

     Under the terms and subject to the conditions of the Merger Agreement, the Company has terminated all existing activities, discussions and negotiations with third parties with respect to an acquisition of the Company.

     Nevertheless, as described in Item 3(a) above, under the Merger Agreement the Company's Board of Directors may provide information to or engage in negotiations or discussions with any person who has made an unsolicited bona fide Acquisition Proposal that involves an Acquisition Transaction that the Board of Directors of the Company in good faith determines, with the assistance of its financial advisor, represents a superior transaction for the stockholders of the Company when compared to the Amended Offer and the Merger, if and only to the extent that Company's Board of Directors reasonably determines, after consultation with, and taking into account the advice of, outside counsel, that the failure to do so would be inconsistent with its fiduciary obligations.

     Except as set forth in this Item 7(a) and in Item 3(b), the Company is not engaged in any negotiation in response to the Amended Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

     Item 7(b) is hereby amended and supplemented as follows:

     Except as set forth in Items 3(b), 4(a), 4(b) and 7(a), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Amended Offer which relate to or would result in any of the matters referred to in paragraph (a) of this Item 7.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.10      Agreement and Plan of Merger, dated as of December 5, 1996, between Loctite
                   Corporation, Henkel HGaA and HCI.
Exhibit 99.11*     Letter to Stockholders of Loctite Corporation, dated December 5, 1996.
Exhibit 99.12      Text of Press Release, dated December 5, 1996, issued by Loctite
                   Corporation and Henkel HGaA.
Exhibit 99.13*     Opinion, dated December 5, 1996, of Dillon, Read & Co. Inc.

---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                          By: /s/  Robert W. Fiondella

                                            ------------------------------------
                                            Robert W. Fiondella
                                            Title:  Chairman of the Special
                                              Committee

Dated: December 5, 1996

                                 EXHIBIT INDEX

Exhibit 99.10      Agreement and Plan of Merger, dated as of December 5, 1996, between Loctite Corporation, Henkel HGaA and HCI. .............
Exhibit 99.11*     Letter to Stockholders of Loctite Corporation, dated December
                   5, 1996. ......................................................
Exhibit 99.12      Text of Press Release, dated December 5, 1996, issued by
                   Loctite Corporation and Henkel HGaA. ..........................
Exhibit 99.13*     Opinion, dated December 5, 1996, of Dillon, Read & Co. Inc. ...

---------------
* Included in copies mailed to stockholders.